15026057

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 31 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~51724~~

8-47719

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/01/2014 (MM/DD/YY) AND ENDING 01/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SMC FINANCIAL, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4000 W. 114TH ST., STE. 160
(No. and Street)

LEAWOOD (City) KS (State) 66211 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRUCE E. BOWER 913-661-1650
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EKS&H LLLP
(Name – *if individual, state last, first, middle name*)

7979 EAST TUFTS AVE., STE. 400 (Address) DENVER (City) CO (State) 80237 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, BRUCE E. BOWER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SMC FINANCIAL, INC., as of JANUARY 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Jason Stewart
Notary Public State of Kansas
My Appt Expires 10/13/17

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SMC FINANCIAL, INC.

Table of Contents

EKS&H
AUDIT | TAX | CONSULTING

7979 E. Tufts Avenue, Suite 400
Denver, Colorado 80237-2521
P: 303-740-9400
F: 303-740-9009
www.EKSH.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Mr. Kevin McGrew
SMC Financial, Inc.
Leawood, Kansas

We have audited the accompanying financial statements of SMC Financial, Inc. (the "Company"), which are comprised of the statement of financial condition as of January 31, 2015, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, which are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, and audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SMC Financial, Inc. as of January 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material aspects, in relation to the financial statements as a whole.

EKS&H LLLP
EKS&H LLLP

March 31, 2015
Denver, Colorado

SMC FINANCIAL, INC.

Statement of Financial Condition
January 31, 2015

Assets

Assets		
Cash	$	46,832
Income tax deposits		6,284
Total assets	$	53,116

Liabilities and Stockholder's Equity

Liabilities		
Audit fees payable	$	1,352
Total liabilities		1,352
Contingencies		
Stockholder's equity		
Common stock, $0.10 par value, 10,000 shares authorized, 1,000 shares issued and outstanding		1,000
Additional paid-in capital		11,000
Retained earnings		39,764
Total stockholder's equity		51,764
Total liabilities and stockholder's equity	$	53,116

See notes to financial statements.

SMC FINANCIAL, INC.

Statement of Income
For the Year Ended January 31, 2015

Revenues	$ 14,812
Expenses	
Professional fees	7,500
Regulatory registration fees	800
Other	900
Total expenses	9,200
Income from operations	5,612
Interest income	22
Income before income taxes	5,634
Income taxes - current	(837)
Net income	$ 4,797

See notes to financial statements.

SMC FINANCIAL, INC.

Statement of Changes in Stockholder's Equity
For the Year Ended January 31, 2015

	Common Stock		Additional Paid-In	Retained	Total Stockholder's
	Shares	Amount	Capital	Earnings	Equity
Balance - January 31, 2014	1,000	$ 1,000	$ 11,000	$ 34,967	$ 46,967
Net income	-	-	-	4,797	4,797
Balance - January 31, 2015	1,000	$ 1,000	$ 11,000	$ 39,764	$ 51,764

See notes to financial statements.

SMC FINANCIAL, INC.

Statement of Cash Flows
For the Year Ended January 31, 2015

Cash flows from operating activities		
Net income	$	4,797
Adjustments to reconcile net income to net cash used by operating activities		
Changes in assets and liabilities		
Income tax deposits		(6,284)
Income tax payable		(117)
Audit fees payable		1,352
Net cash used by operating activities		(252)
Net decrease in cash		(252)
Cash - beginning of year		47,084
Cash - end of year	$	46,832

Supplemental disclosure of cash flow information:

Cash paid for income taxes was $7,238 for the year ended January 31, 2015.

See notes to financial statements.

Note 1 - Description of Business and Summary of Significant Accounting Policies

SMC Financial, Inc. (the "Company") was incorporated in the state of Kansas on September 26, 1994. The Company is engaged in the brokerage of financial products, consisting primarily of variable annuity contracts, to the general public and accredited investors. The Company's business is predominantly located within the Kansas City metropolitan area.

The Company is registered with the Securities and Exchange Commission ("SEC") and is also a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates pursuant to paragraph (k)(2)(B) of Rule 15c3-3 of the Security Exchange Act of 1934 (the "Act") and does not carry customer accounts or clear customer transactions. As a result, the Company is exempt from the remaining provisions and requirements of Rule 15c3-3 of the Act.

As discussed in Note 2, the expenses of the Company are incurred by a related party and allocated to the Company proportionately. Accordingly, this affiliation and other related party disclosures must be taken into consideration in reviewing the accompanying financial statements. The operating results of the Company could vary significantly from those that would have been obtained had the Company operated independently.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. The Company had no cash equivalents as of January 31, 2015.

Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash. The Company places its temporary cash investments with what management believes are high-credit, quality financial institutions.

During the year ended January 31, 2015, one customer accounted for approximately 95% of total revenue.

Revenue Recognition

The Company recognizes revenue from customers' security transactions on a trade-date basis.

Income Taxes

The Company recognizes deferred tax liabilities and assets based on the differences between the tax basis of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years. There were no such basis differences as of January 31, 2015. If incurred, the Company recognizes interest and/or penalties related to income tax matters in income tax expense.

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Income Taxes (continued)

The Company has adopted the pronouncements of Accounting Standards Codification Topic 740-10-50, *Accounting for Uncertain Tax Positions*, which clarify the accounting for uncertainty in tax positions recognized in the financial statements. Under these provisions, the Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The result of the reassessment of tax positions in accordance with these provisions did not have an impact on the Company's financial statements. Tax years that remain subject to examination by taxing authorities are all years back to and including 2010 and 2011 for state and federal income tax returns, respectively.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Related Party Transactions

The Company executed business, by subscription, in variable annuity contracts and load mutual funds. Pursuant to an agreement with the Company, Wealth Management Advisors, Inc., an unaffiliated company, pays certain expenses incurred by the Company, including rent, salaries, and other administrative expenses. During the year ended January 31, 2015, the Company paid $1,200 in management fees under the agreement.

Note 3 - Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital of $5,000. The Company's net capital as of January 31, 2015 was $45,480, of which $40,480 is eligible for distribution. Net capital may fluctuate on a daily basis. Additionally, SEC Rule 15c3-1 requires that the aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's net capital ratio was 2.97% as of January 31, 2015.

Note 4 - Contingencies

During the normal course of business, the Company is subject to inquiries by the SEC as well as FINRA. Management does not believe the impact of such inquiries will have a material effect, if any, on the accompanying financial statements.

Note 5 - Subsequent Events

The Company has evaluated events through the auditors' report date, which is the date the financial statements were available for issuance. There were no material subsequent events that required recognition or additional disclosure in these financial statements.

SUPPLEMENTAL INFORMATION

SMC FINANCIAL, INC.

Schedule I - Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission January 31, 2015

Net Capital

Total stockholder's equity	$	51,764
Additions/deductions		
Income tax deposits		(6,284)
Net capital	$	45,480

Aggregate Indebtedness

Audit fees payable	$	1,352
Total aggregate indebtedness	$	1,352

Computation of Basic Net Capital Requirements

Required minimum net capital (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	5,000
Net capital in excess of minimum requirement	$	40,480
Ratio of aggregate indebtedness to net capital		2.97%

Reconciliation with Company's computation:

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of Januiary 31, 2015.

EKS&H
AUDIT | TAX | CONSULTING

7979 E. Tufts Avenue, Suite 400
Denver, Colorado 80237-2521
P: 303-740-9400
F: 303-740-9009
www.EKSH.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Mr. Kevin McGrew
SMC Financial, Inc.
Leawood, Kansas

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) SMC Financial, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

EKS+H LLLP
EKS&H LLLP

March 31, 2015
Denver, Colorado

SMC FINANCIAL, INC.

EXEMPTION REPORT

SMC FINANCIAL, INC., Assertions

We confirm, to the best of our knowledge and belief, that;

1. SMC FINANCIAL, INC. claimed an exemption from SEC Rule 15c3-3 under the provisions in paragraph of (k)(2)(i) throughout the fiscal year February 1, 2014 to January 31, 2015.

2. SMC FINANCIAL, INC. met the identified exemption provisions in SEC Rule 15c3-3(k)(2)(i) throughout the fiscal year February 1, 2014 to January 31, 2015 without exception.

____

Bruce E. Bower
President